Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hancock Jaffe Laboratories, Inc. on Form S-1 Amendment No. 1 [File No. 333-251528] of our report dated March 18, 2020, except for Note 15 which is dated December 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Hancock Jaffe Laboratories, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp
Marcum llp
New York, NY
January 28, 2021